U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
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                          Commission File No.: 0-11734

                           NOTIFICATION OF LATE FILING

(Check One):  [X]  Form 10-Q



For Period Ended 9/30/2001

PART I - REGISTRANT INFORMATION

Micron Solutions Inc.
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Full Name of Registrant

N/A
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Former Name of Registrant

8361 E. Evans Rd., Suite 105 Scottsdale, AZ 85260
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City, State and Zip Code



PART II RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)   The  accountant's  statement  or other  exhibit  required by Rule
         12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

(SAMPLE NARRATIVE)

State below in reasonable detail the reasons why Forms10-K, Form 20-F, 11-K, or Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

The Company's independent accountant has not completed its review of the Company's financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Kimberly Legere             480                 860-8821
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           (Name)               (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investments Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Micron Solutions, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    11-14-01             By:  /s/ Kimberly Legere
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                                       Kimberly Legere
                                       President

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